Exhibit 99.1

PRESS RELEASE

Formula Systems Reports Second Quarter and First Half 2026 Financial Results

Revenues for the second quarter increased by 29.8% year over year, reaching a second quarter record-breaking $782.4 million. Net income attributable to Formula Systems’ shareholders for the second quarter increased by 54.6% year over year, reaching $23.3 million.

OR YEHUDA, Israel, Aug. 25, 2026 (GLOBE NEWSWIRE) -- Formula Systems (1985) Ltd. (Nasdaq and TASE: FORTY) (“Formula” or the “Company”), a global information technology group providing a broad range of software, proprietary and non-proprietary technology solutions and professional services through its subsidiaries and affiliates, today announced its results of operations for the second quarter and first half ended June 30, 2026.

Financial Highlights for the Second Quarter Ended June 30, 2026

●	Revenues for the second quarter ended June 30, 2026 increased by 29.8% year over year, reaching a second quarter record-breaking $782.4 million, compared to $602.7 million in the same period last year.

●	Operating income for the second quarter ended June 30, 2026 increased by 41.3% year over year, reaching $71.6 million compared to $50.7 million in the same period last year.

●	Net income from continued operations attributable to Formula’s shareholders for the second quarter ended June 30, 2026, increased by approximately 163.7% year over year, reaching $23.3 million, or $1.47 per fully diluted share, compared to $8.8 million, or $0.56 per fully diluted share, in the same period last year.

●	Net income attributable to Formula’s shareholders for the second quarter ended June 30, 2026 increased by approximately 54.6% year over year, reaching $23.3 million, or $1.47 per fully diluted share, compared to $15.1 million, or $0.95 per fully diluted share, in the same period last year.

Financial Highlights for First Half Ended June 30, 2026

●	Revenues for the six-month period ended June 30, 2026 increased by 24.4% year over year, reaching a first half record-breaking $1.52 billion, compared to $1.22 billion in the same period last year.

●	Operating income for the six-month period ended June 30, 2026 increased by 53.3% year over year, reaching $153.7 million compared to $100.2 million in the same period last year. Operating income for the first half of 2026 included a capital gain of $16.6 million resulting from exercise of employee stock-based compensation and a secondary private placement transaction completed by our affiliate, TSG IT Advanced Systems Ltd. (“TSG”), in January 2026. On January 13, 2026, TSG’s Board of Directors approved a capital raise through a private placement to institutional investors, pursuant to which TSG raised approximately NIS 192 million (approximately $58.9 million) through the issuance of 320,374 ordinary shares at a price of NIS 600 per share, together with 128,150 non-tradable warrants (allocated at no additional consideration at a ratio of 0.4 warrant per share), each exercisable for one ordinary share at an exercise price of NIS 720 per share through July 22, 2027. The allocated shares and warrants represent approximately 9.23% of TSG’s fully diluted share capital. As a result of this transaction and the exercise of TSG’s employee stock-based compensation, during the six-month period ended June 30, 2026 Formula’s ownership interest in TSG was diluted from 37.33% to 32.87%, resulting with a $16.6 million capital gain. Excluding this capital gain, operating income would have increased by 36.7% year over year, to $137.0 million.

●	Net income from continued operations attributable to Formula’s shareholders for the six-month period ended June 30, 2026 increased by approximately 186.4% year over year, reaching $58.9 million, or $3.72 per fully diluted share, compared to $20.6 million, or $1.31 per fully diluted share, in the same period last year. Excluding the impact of the capital gain resulting from TSG’s secondary private placement transaction and the exercise of TSG’s employee stock-based compensation, net income from continued operations attributable to Formula’s shareholders would have increased by 105.5% year over year, to $42.3 million.

●	Net income attributable to Formula’s shareholders for the six-month period ended June 30, 2026 increased by approximately 71.4% year over year, reaching $58.9 million, or $3.72 per fully diluted share, compared to $34.4 million, or $2.20 per fully diluted share, in the same period last year. Excluding the impact of the capital gain resulting from TSG’s secondary private placement transaction and the exercise of TSG’s employee stock-based compensation, net income attributable to Formula’s shareholders would have increased by 23.0% year over year, to $42.3 million.

●	As of June 30, 2026, Formula held 47.68%, 18.68%, 69.09%, 32.87%, 90.09%, 80%, 100%, 100%, 51% and 100% of the outstanding ordinary shares of Matrix IT Ltd., SI Swan UK Topco Limited., Michpal Technologies Ltd., TSG IT Advanced Systems Ltd., Insync Staffing, Inc., Ofek Aerial Photography Ltd., ZAP Group Ltd., Shamrad Electronic (1997) Ltd., Hashahar Telecom And Electricity Ltd., and Formula Infrastructure Ltd., respectively.

●	Consolidated cash and cash equivalents and short-term bank deposits totaled approximately $864.5 million as of June 30, 2026, compared to $1,280 million as of December 31, 2025.

●	Total equity as of June 30, 2026 was $1.66 billion (representing 47.2% of the total consolidated statements of financial position), compared to $1.78 billion (representing 49.6% of the total consolidated statements of financial position) as of December 31, 2025.

●	The above comparative figures for the second quarter and first half ended June 30, 2025 reflect the reclassification of the results of Sapiens (of which Formula sold its controlling interest in December 2025), as discontinued operations, in accordance with IFRS 5. Similarly, the Company’s record-breaking consolidated results for the second quarter and first half ended June 30, 2026 (as described above) are relative to the Company’s historical consolidated results in prior years that exclude Sapiens.

Debentures Covenants

As of June 30, 2026, Formula was in compliance with all of its financial covenants under the debenture series issued by it, based on the following achievements:

Covenant 1

●	Target equity attributable to Formula’s shareholders (excluding non-controlling interests): above $325 million.

●	Actual equity attributable to Formula’s shareholders as of June 30, 2026 was $1.21 billion.

Covenant 2

●	Target ratio of net financial indebtedness to net capitalization (in each case, as defined under the indenture for Formula’s Series C and D Secured Debentures): below 65%.

●	Actual ratio of net financial indebtedness to net capitalization, as of June 30, 2026 was (27.08%).

Covenant 3

●	Target ratio of net financial indebtedness to EBITDA (based on the accumulated calculation for the four most recent quarters): below 5.

●	Actual ratio of net financial indebtedness to EBITDA as of June 30, 2026 was (2.07).

Declaration of Dividend

●	Based on the Company’s strong cash position, primarily resulting from the net proceeds received in connection with Advent’s acquisition of Sapiens in December 2025, the Company’s board of directors approved the distribution of a cash dividend in an amount of $1.63 per share and in an aggregate amount of approximately $25.0 million. In reaching its decision to declare the dividend, the Board of Directors evaluated such factors as the current and foreseeable liquidity and capital needs of Formula and felt comfortable declaring the dividend and rewarding our longstanding shareholder.

●	The dividend will be paid on October 6, 2026 to all of the Company’s shareholders of record at the close of trading on the Nasdaq Global Select Market (or the Tel-Aviv Stock Exchange, as appropriate) on September 22, 2026. The dividend will be paid in U.S dollars both with respect to the Company’s ordinary shares traded on the Tel Aviv Stock Exchange and its American Depositary Receipts traded on the Nasdaq Global Select Market.

●	In accordance with Israeli tax law, the dividend is subject to withholding tax at source at the rate of 30% (if the recipient of the dividend is at the time of distribution or was at any time during the preceding 12-month period the holder of 10% or more of the Company’s share capital) or 25% (for all other dividend recipients) of the dividend amount payable to each shareholder of record, subject to applicable exemptions.

Comments of Management

Commenting on the results, Guy Bernstein, CEO of Formula Systems, said: “We continue to demonstrate strong and consistent performance, delivering record-breaking results in the second quarter and first half of 2026 across all key financial metrics: revenues, gross profit, operating income, net income and EBITDA. These results reflect the breadth of our portfolio and our teams’ commitment to operational excellence. With solid execution across all business segments, we remain confident in our ability to drive sustained, profitable growth throughout the second half of 2026.”

“Matrix reported its second quarter and first half record-breaking results recorded across all its key financial indices: revenues, gross profit, operating income, net income and EBITDA. Matrix revenues for the second quarter grew by 6.3% year over year, when measured based on New Israeli Shekel, reaching an all-time second quarter high of NIS 2.1 billion (approximately $718.3 million). Operating income for the second quarter increased by 10.6%, year over year, when measured based on New Israeli Shekel, reaching an all-time second quarter high of NIS 202.2 million (approximately $68.5 million). We are pleased with Matrix’s continued recognition as a market leader in Israel in the implementation of the fastest-growing technologies, such as cloud, cyber, digital, data, DevOps and AI, which enable the company to create significant value for its customers in managing, streamlining, accelerating and making its businesses thrive. Matrix’s leading position, particularly in high-demand technologies and solutions, its broad range of technological services and solutions, its wide sectoral diversification, and its extensive U.S. operations all enable Matrix to maintain its vitality, value, and leadership in the industry for its clients, partners, and investors. These strengths allow Matrix to continue demonstrating sustained growth even amid a complex business and macroeconomic environment.”

“Michpal Technologies opened 2026 with a strong first half, reflecting continued growth across all financial metrics and demonstrating its ability to leverage synergies and expand revenues and profits across it two business segments. With a solid cash position of approximately NIS 266.4 million (approximately $89.5 million), Michpal Technologies is actively advancing its acquisition strategy - completing the acquisition of Zviran Group in April 2026 - while strengthening its leadership position in payroll, HR, and financial solutions. At the same time, Michpal Technologies continues to invest in R&D and views AI, cloud technologies, and intelligent automation as key drivers for enhancing its competitive advantage and developing new products. Michpal Technologies reported Second Quarter 2026 revenues of approximately NIS 63.6 million (approximately $21.6 million), growing approximately 31.2% year over year. Adjusted EBITDA increased by approximately 36% year over year to approximately NIS 25.2 million (approximately $8.5 million) compared to NIS 18.5 million (approximately $5.2 million) in the same period last year. Adjusted net income attributable to shareholders nearly doubled year over year, reaching approximately NIS 16.1 million (approximately $5.5 million) compared to approximately NIS 8.3 million (approximately $2.3 million) in the same period last year.”

“TSG concluded the second quarter of 2026 with record-breaking results, demonstrating significant growth in revenue and profits. Revenues for the second quarter increased by approximately 22% year over year to a second quarter record-breaking NIS 127.6 million (approximately $43.2 million). Operating income for the Second quarter of 2026 increased by 22.7% year-over-year to NIS 12.0 million (approximately $4.0 million), compared to NIS 9.8 million (approximately $2.7 million) in the same period last year. This momentum reflects organic growth in TSG’s operations and the expansion of its technological capabilities in the areas of command and control systems and unmanned aerial vehicles (UAVs), broadening its portfolio of capabilities and further establishing TSG as a significant player in the defense sector. We are seeing growing demand for TSG’s capabilities, both in Israel and in international markets, with TSG focusing on delivering differentiated, high-quality solutions to address this demand. TSG also evaluating potential mergers and acquisitions in the engineering and manufacturing sectors as part of its strategy to further enhance its value proposition to defense companies. In January 2026, TSG completed a private placement raising approximately NIS 192 million from leading institutional investors, bringing total equity capital raised since October 2025 to approximately NIS 296 million. In June 2026, TSG further strengthened its financial position through the issuance of Series A debentures, raising gross proceeds of approximately NIS 223 million. Following the issuance, TSG holds approximately NIS 497.7 million in cash, providing substantial financial flexibility to support the continued expansion of its operations and capabilities, including through strategic acquisitions. In March 2026, TSG acquired Mabat 3D, specializing in spatial detection and mapping, and in May 2026 acquired Production Floor, a provider of end-to-end manufacturing and integration services, primarily for defense customers. These acquisitions, together with TSG’s continued acceleration of AI-based capabilities and ongoing organic growth, strengthen TSG’s position as a leading provider of integrated, end-to-end defense technology solutions.”

Stand-Alone Financial Measures

This press release presents, further below, certain stand-alone financial measures to reflect Formula’s stand-alone financial position in reference to its assets and liabilities as the parent company of its group of companies. These financial measures are prepared consistently with the accounting principles applied in the consolidated financial statements of the group. Such measures include investments in subsidiaries and a jointly controlled entity measured at cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.

Formula believes that these financial measures provide useful information to management and investors regarding Formula’s stand-alone financial position. Formula’s management uses these measures to compare the Company’s performance in the current period to that of prior periods for trend analysis. These measures are also used in financial reports prepared for management and in quarterly financial reports presented to the Company’s board of directors. The Company believes that the use of these stand-alone financial measures provides an additional tool for investors to use in evaluating Formula’s financial position.

Management of the Company does not consider these stand-alone measures in isolation or as an alternative to financial measures determined in accordance with IFRS. Formula Systems urges investors to review the consolidated financial statements which it includes in press releases announcing quarterly financial results, including this press release, and not to rely on any single financial measure to evaluate the Company’s business or financial position.

About Formula

Formula Systems (1985) Ltd., whose ordinary shares are traded on the Tel-Aviv Stock Exchange and ADSs are traded on the Nasdaq Global Select Market, is a global information technology holding company engaged, through its subsidiaries and affiliates, in providing software consulting services and computer-based business solutions and developing proprietary software products.

For more information, visit www.formulasystems.com.

Press Contact:

Formula Systems (1985) Ltd.

+972-3-5389305

ir@formula.co.il

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on Formula’s (“we,” “us” or “our”) beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: adverse macro-economic trends and their duration, including persistent inflation, relatively high interest rates, and supply chain delays, which trends may last for a significant period and materially adversely affect our results of operations; the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the degree of our success in developing and deploying new technologies for software solutions that address the updated needs of our customers and serve as the basis for our revenues; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems particularly in the current hybrid office/work-from-home environment; risks related to industries, such as the insurance, healthcare, defense and telecom industries, in which certain of our clients operate; risks posed by our global sales and operations, such as changes in regulatory requirements, supply chain disruptions, geopolitical factors, wide-spread viruses and epidemics or fluctuations in currency exchange rates; and risks related to our and our subsidiaries’ principal location in Israel.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Item 3.D Risk Factors” in our most recent Annual Report on Form 20-F for the year ended December 31, 2025, filed with the U.S. Securities and Exchange Commission on May 13, 2026, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance, events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we do not undertake to update publicly any forward-looking statements for any reason, or to conform those statements to actual results or to changes in our expectations.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED CONDENSED STATEMENTS OF PROFIT OR LOSS

U.S. dollars in thousands (except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2026	2025(*)	2026	2025(*)
	Unaudited		Unaudited
Revenues	782,439	602,727	1,520,724	1,222,110
Cost of revenues	624,009	479,613	1,216,258	978,767

Gross profit	158,430	123,114	304,466	243,343
Research and development costs, net	5,754	4,989	10,923	9,800
Selling, marketing and general and administrative expenses	80,879	67,419	156,526	133,313
Other income (expenses), net	(148)	-	16,637	-
Operating income	71,649	50,706	153,654	100,230

Financial expenses, net	5,630	11,105	9,800	17,599

Income before taxes on income	66,019	39,601	143,854	82,631
Taxes on income	14,064	10,841	29,441	21,810

Income after taxes	51,955	28,760	114,413	60,821
Share of profit (loss) of companies accounted for at equity, net	(385)	211	(88)	1,039

Net income from continued operations	51,570	28,971	114,325	61,860
Net income from discontinued operations	-	14,475	-	31,968
Net income	51,570	43,446	114,325	93,828
Net income attributable to non-controlling interests from continued operations	28,301	20,148	55,417	41,288
Net income attributable to non-controlling intersts from discontinued operations	-	8,245	-	18,171
Net income attributable to non-controlling interest	28,301	28,393	55,417	59,459

Net income attributable to Formula’s shareholders from continued operations	23,269	8,823	58,908	20,572
Net income attributable to Formula’s shareholders from discontinued operations	-	6,230	-	13,797
Net income attributable to Formula’s shareholders	23,269	15,053	58,908	34,369

Earnings per share:
From continued operations (basic)	1.52	0.58	3.85	1.35
From discontinued operations (basic)	-	0.40	-	0.91
Earnings per share (basic)	1.52	0.98	3.85	2.26

From continued operations (diluted)	1.47	0.56	3.72	1.31
From discontinued operations (diluted)	-	0.39	-	0.89
Earnings per share (diluted)	1.47	0.95	3.72	2.20

Number of shares used in computing earnings per share (basic)	15,317,817	15,308,389	15,317,442	15,308,014
Number of shares used in computing earnings per share (diluted)	15,839,127	15,758,290	15,839,557	15,741,968

(*)	Following the completion of the acquisition of Sapiens International Corporation by Advent on Decmeber 17, 2025, comparative figures for the second quarter and first half of 2025 have been reclassified to present the results of Sapiens as discontinued operations.

FORMULA SYSTEMS (1985) LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2026	2025
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	863,790	1,280,121
Short-term deposits	360	372
Marketable securities	390	-
Trade receivables, net	947,333	774,471
Prepaid expenses and other accounts receivable	104,179	80,604
Inventories	51,786	30,249
Total current assets	1,967,838	2,165,817

NON-CURRENT ASSETS:
Financial assets measured at fair value through profit or loss	306,135	304,549
Long-term investments and receivables	52,996	50,126
Deferred taxes	29,074	26,915
Investments in companies accounted for at equity	65,121	48,908
Property, plants and equipment, net	59,456	47,614
Right-of-use assets	154,254	145,462
Intangible assets, net and goodwill	871,106	793,864
Total non-current assets	1,538,142	1,417,438

Total assets	3,505,980	3,583,255

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Loans from banks and others	207,044	177,899
Debentures	82,521	76,696
Current maturities of lease liabilities	45,716	42,899
Trade payables	371,658	368,319
Deferred revenues	197,961	157,545
Employees and payroll accrual	242,641	235,705
Other accounts payable	82,522	195,817
Dividend payable	-	7,886
Liabilities in respect of business combinations	17,714	6,359
Put options of non-controlling interests	85,630	61,206
Total current liabilities	1,333,407	1,330,331

LONG-TERM LIABILITIES:
Loans from banks and others	22,014	68,309
Debentures	115,888	118,656
Convertible debentures	84,133	-
Lease liabilities	113,280	107,805
Other long-term liabilities	1,459	54
Deferred taxes	87,871	83,426
Deferred revenues	15,323	16,457
Liabilities in respect of business combinations	4,248	13,291
Put options of non-controlling interests	66,828	61,577
Employee benefit liabilities	5,480	5,547
Total long-term liabilities	516,524	475,122

EQUITY
Total equity attributable to Formula Systems (1985) Ltd. shareholders	1,206,092	1,353,263
Non-controlling interests	449,957	424,539
Total equity	1,656,049	1,777,802

Total liabilities and equity	3,505,980	3,583,255

FORMULA SYSTEMS (1985) LTD.

STAND-ALONE STATEMENTS OF FINANCIAL POSITION

U.S. dollars in thousands

	June 30,	December 31,
	2026	2025
	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	493,594	793,131
Dividend receivable	17,583	448
Other accounts receivable and prepaid expenses	5,742	5,527
Total current assets	516,919	799,106

NON-CURRENT ASSETS:
Investment in subsidiaries and a jointly controlled entity (*)
Matrix IT Ltd.	327,363	183,214
Magic Software Enterprises Ltd.	-	132,183
TSG IT Advanced Systems Ltd.	54,827	33,882
Michpal GroupTechnologies Ltd.	108,255	108,099
ZAP Group Ltd.	50,041	48,154
Other	79,618	50,428
Total investment in subsidiaries and a jointly controlled entity	620,104	555,960

Financial assets measured at fair value through profit or loss	302,149	300,000
Other investments and Long term receivables	21,990	23,904
Property, plants and equipment, net	31	13
Total non-current assets	944,274	879,877

Total assets	1,461,193	1,678,983

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Loans from banks and others	52,046	15,158
Debentures	56,104	52,350
Trade payables	1,380	963
Other accounts payable	46,480	152,634
Put options of non-controlling interests	2,618	992
Dividends payable	-	7,883
Total current liabilities	158,628	229,980

LONG-TERM LIABILITIES:
Loans from banks and others	-	871
Debentures	49,599	46,204
Deferred taxes Liability	46,874	48,665
Total long-term liabilities	96,473	95,740

EQUITY	1,206,092	1,353,263

TOTAL LIABILITIES AND EQUITY	1,461,193	1,678,983

(*)	The investments’ carrying amounts are measured consistent with the accounting principles applied in the consolidated financial statements of the Group and representing the investments’ cost adjusted by Formula’s share in the investees’ accumulated undistributed earnings and other comprehensive income or loss.